Progressive Wealth Management Since 1990

Shareholder Rebuttal to American Water Works Opposition Statement
Regarding the Human Right to Water and Sanitation

240.14a-103 Notice of Exempt Solicitation
U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT:  American Water Works, Inc.
NAME OF PERSON RELYING ON EXEMPTION: NorthStar Asset Management, Inc.
ADDRESS OF PERSON RELYING ON EXEMPTION: 2 Harris Avenue, Boston MA 02130

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

American Water shareowners are encouraged to vote FOR proposal #4:

Resolved: Shareholders request that the Board of Directors issue a report to shareholders, omitting proprietary information and at a reasonable cost, tracking our Company’s impacts and responses on the human right to water and sanitation.

Overview
The Proponent is concerned that Company brand name and shareholder value are at risk given the variety of troubling allegations reported by news and nonprofit organizations related to the Company’s treatment of the human right to water. Despite the dismissive assurances from the Company that it is “committed to respecting all human rights,” the Proponent believes that significant questions have been raised that merit a more rigorous evaluation of whether the Company is effectively managing the risks associated with the human right to water and sanitation (HRWS), especially given its nature as a water utility – a company that is responsible for providing safe water to millions of customers.

The Company’s Corporate Responsibility Report offers a one-sided perspective.
The HRWS is defined by the United Nations as: “the right of everyone to sufficient, safe, acceptable and physically accessible and affordable water for personal and domestic uses”1 [emphasis added]. The Proponent applauds the Company’s commitment to the HRWS and acknowledges that the American Water Corporate Responsibility Report now includes a description of how it views the HRWS, as well as various projects it has underway. However, the Proponent is concerned that the Company's reporting omits critical information needed to allow investors to assess the strengths and weaknesses of our Company's implementation of the human right to water and sanitation.  The Proponent’s research indicates that there have been a variety of incidences related to the HRWS that are allegedly related to the Company, but which the Company fails to discuss in the Corporate Responsibility Report.
_____________________________
1 http://www.un.org/waterforlifedecade/human_right_to_water.shtml

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event.  The proponent urges shareholders to vote YES on question number 4 following the instruction provided on the management’s proxy mailing.

According to the SourceWatch page of the Center for Media and Democracy (“a nationally-recognized watchdog that leads in-depth, award-winning investigations”), dozens of controversies have been reported related to the Company.2 These range from accusations of exorbitant rate hikes for customers that cannot afford to pay, allegations of water contamination, and numerous anecdotes involving host communities that are apparently intensely dissatisfied with American Water’s role in community water supplies.

However, the Company’s Corporate Responsibility Report fails to provide shareholders with a discussion of these or other controversial incidences or how the Company pursued solutions to these problems in light of its commitment to the HRWS. In the opinion of the Proponent, an evaluation as described in the Proposal would give shareholders and customers a more complete picture of the Company’s strategy for mitigating HRWS-related risk as it relates to real world incidences. The Proponent believes that allegations such as these are clear reputational risks for the Company, and that the Company should disclose to shareholders how it manages these reputational risks.

The U.S. has a burgeoning water affordability crisis. The Proposal’s requested analysis may help the Company proactively manage these risks.
Water affordability in the United States is an escalating issue that will affect ever more Americans.  One recent paper explains that “if water rates rise at projected amounts over the next five years, conservative projections estimate that the percentage of U.S. households who will find water bills unaffordable could triple from 11.9% to 35.6%.”3 The Proposal’s supporting statement offers a variety of factors that it suggests the Company evaluate in order to identify the major risk factors for our Company. These include demographics of customers who are subject to water shutoffs due to nonpayment, such as age, race, ethnicity, number of children, status as elderly or ill, income level, and shutoff duration. The Proposal also encourages the Company to identify the percentage of customers paying water rates considered unaffordable by the United Nations Development Program (above 2.5–3% of monthly household income).  In measuring such metrics, the Company will be better prepared to manage the outcome.

The Proponent believes that our customers’ ability or inability to pay their water bills directly relates to the Human Right to Water and Sanitation, and how this is managed by the Company represents a reputational risk and that affects our Company social license.  This is therefore a long-term risk to the Company value.

2 www.sourcewatch.org/index.php/American_Water_Works_Company,_Inc.
3  “A Burgeoning Crisis? A Nationwide Assessment of the Geography of Water Affordability in the United States”
Mack EA, Wrase S (2017) PLOS ONE 12(1): e0169488. https://doi.org/10.1371/journal.pone.0169488

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com
Where creative shareholder engagement is a positive force for change.TM

 According to our Company’s Corporate Responsibility Report, the Company seeks to “promote the human right to water within our business,” yet the Proponent believes that the Company would not be able to determine the best way to support the customers at highest risk of nonpayment for an extended period of time without data on how many customers (and in what regions) pay water rates considered unaffordable by the United Nations Development Program. As a water utility committed to upholding the HRWS, the Proponent believes that the requested evaluation could bolster the Company’s ability to strategically plan projects with more precision, consider rate increases with a greater understanding of customers’ ability to pay, and even better understand the ways in which Company relationships with regulators may affect customers.

Company discussion about regulatory standards is misleading in this context.
The Proponent believes that by claiming that the Company is “limited in [its] ability to vary from these extensive regulatory standards” [emphasis added], the Company is implying that government standards prevent the Company from analyzing the Company’s impacts and responses to the HRWS. The HRWS principles exemplify a higher standard of conduct. Since the Company has already committed to respecting human rights, including HRWS principles, the Proponent believes that a rigorous analysis could lead to an understanding of how to better implement the HRWS policy that the company already has in place, including taking action above and beyond that required by regulators.

Conclusion:
The Proponent believes that this proposal is in the best interest of the company—that in our Company’s role as a water utility committed to supporting the human right to water, an appropriate next step in affirming that commitment is evaluating the extent to which the Company has succeeded in its goal.  By tracking the Company’s impacts and responses to the HRWS through the requested report, the Proponent believes that the Company will be better prepared to manage future HRWS violations, and may improve customer satisfaction and improve brand value.

We urge you to vote “FOR” proxy item #4. Please contact us at mschwartzer@northstarasset.com with any proposal-specific questions.

Date: April 2, 2018

By:	/s/ Julie N.W. Goodridge
Julie N.W. Goodridge
President & CEO*
NorthStar Asset Management, Inc.

*Julie Goodridge is also the trustee of the NorthStar Asset Management, Inc Funded Pension Plan, one of the proponents.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event.  The proponent urges shareholders to vote YES on question number 4 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com
Where creative shareholder engagement is a positive force for change.TM